Prospectus Supplement (to Prospectus dated July 17, 1998)

$225,000,000
Capital One Financial Corporation

7 1/4% Notes due 2006

Maturity                              Ranking
 . The Notes will mature on May 1,     . The Notes are unsecured. The
  2006. Notes rank equally with all of our existing and future senior debt and senior to all of our existing and future subordinated debt.

Interest
 . Interest on the Notes is payable
  on May 1 and November 1 of each
  year, beginning November 1,
  1999.

                                      The Company
                                      . Our principal office is located
                                        at 2980 Fairview Park Drive,
                                        Suite 1300, Falls Church,
                                        Virginia 22042-4525. Our
                                        telephone number is (703) 205-
                                        1000.

 . Interest will accrue from April
  28, 1999.

Redemption

 . We may not redeem the Notes         Listing
  prior to maturity.                  . We do not intend to list the
                                        Notes on any securities exchange
                                        or quotation system.

 . There is no sinking fund.

               -------------------------------------------------

The Notes are not savings accounts, deposits or other obligations of any bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus supplement or the attached prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

               -------------------------------------------------

 . The Underwriters have agreed to     . The Notes will be delivered to
  purchase the Notes from us at         you in global form through the
  99.179% of their principal            book-entry delivery system of
  amount, resulting in proceeds to      The Depository Trust Company on
  us before expenses of                 or about April 28, 1999.
  $223,152,750.


                                      . The Underwriters listed below
 . The Underwriters propose to           will purchase the Notes from us
  offer the Notes to investors          on a firm commitment basis and
  from time to time for sale in         offer them to you, subject to
  negotiated transactions at            certain conditions.
  prices based upon prevailing
  market prices at the time.

Chase Securities Inc.


              Donaldson, Lufkin & Jenrette

                             J.P. Morgan & Co.

                                                           Salomon Smith Barney

               -------------------------------------------------

           The date of this Prospectus Supplement is April 22, 1999.

In making your investment decision, you should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the attached Prospectus. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it.

We are offering to sell the Notes only in places where sales are permitted.

You should not assume that the information contained or incorporated by reference in this Prospectus Supplement or the attached Prospectus is accurate as of any date other than their respective dates.

In this Prospectus, the "Company," "we," "us" and "our" refer to CAPITAL ONE FINANCIAL CORPORATION.

                               TABLE OF CONTENTS

Prospectus
Supplement                                                                  Page
----------                                                                  ----

The Company................................................................. S-1
Recent Developments......................................................... S-1
Selected Consolidated Financial Data........................................ S-2
Use of Proceeds............................................................. S-4
Capitalization.............................................................. S-4
Description of Notes........................................................ S-5
Underwriting................................................................ S-7
Where You Can Find More Information......................................... S-8
Validity of Notes........................................................... S-9

Prospectus                                                                  Page
----------                                                                  ----

Available Information.......................................................   1
Incorporation of Certain Information by Reference...........................   1
The Company.................................................................   3
Use of Proceeds.............................................................   4
Certain Ratios..............................................................   5
Supervision, Regulation and Other Matters...................................   5
Description of Debt Securities..............................................  10
Description of Preferred Stock..............................................  17
Description of Common Stock.................................................  20
Plan of Distribution........................................................  26
Validity of Securities......................................................  26
Experts.....................................................................  27

                        ABOUT THIS PROSPECTUS SUPPLEMENT

  We provide information to you about the Notes in two separate documents that progressively provide more detail: (a) the accompanying Prospectus, which provides general information, some of which may not apply to the Notes, and (b) this Prospectus Supplement, which describes the specific terms of the Notes.

  If information in this Prospectus Supplement is inconsistent with the Prospectus, you should rely on this Prospectus Supplement.

  It is important for you to read and consider all information contained in this Prospectus Supplement and the attached Prospectus and pricing supplement in making your investment decision. You should also read and consider the information in the documents we have referred you to in "Where You Can Find More Information" on page S-8.

  If we use a capitalized term in this Prospectus Supplement and do not define the term in this document, it is defined in the Prospectus.

                                  THE COMPANY

  Capital One Financial Corporation is a holding company, incorporated in Delaware on July 21, 1994, whose subsidiaries provide a variety of products and services to consumers using its proprietary information-based strategy ("IBS"). The Company's principal subsidiary, Capital One Bank (the "Bank"), a limited purpose Virginia state chartered credit card bank, offers credit card products. Capital One, F.S.B. (the "Savings Bank"), a federally chartered savings bank, offers consumer lending and deposit products. The Company's common stock is listed on the New York Stock Exchange under the symbol "COF" and is included in the Standard Poor's 500 Index. The Company's principal executive office is located at 2980 Fairview Park Drive, Suite 1300, Falls Church, Virginia 22042-4525 (telephone number: (703) 205-1000).

  The Company commenced operations in 1953, the same year as the formation of what is now MasterCard International, and is one of the oldest continually operating bank card issuers in the United States. The Company is one of the largest issuers of MasterCard(R)* and Visa(R)* credit cards in the world. The growth in managed consumer loans and accounts has been due largely to industry dynamics and the success of the Company's IBS initiated in 1988. As of March 31, 1999, the Company had total assets of $10.2 billion, total liabilities of $8.7 billion and total stockholders equity of $1.3 billion.

                              RECENT DEVELOPMENTS

First Quarter Results

  The Company announced its first quarter earnings results for 1999 on April 15, 1999. The Company's net income for the three months ended March 31, 1999 was $82.4 million, or $1.18 per share, compared to net income of $72.7 million, or $1.04 per share, for the fourth quarter of 1998 and $65.7 million, or $.96 per share, for the comparable period in 1998. Earnings per share amounts are reported on a diluted basis. During the first quarter of 1999, the Company's managed consumer loan balances increased by $49 million to $17.4 billion, and the Company added 1.3 million net new accounts, bringing total accounts to 18.0 million.

  The managed net interest margin was 10.59 percent in the first quarter of 1999, an increase from 9.48 percent in the fourth quarter of 1998 and an increase from 10.40 percent in the first quarter of 1998. Managed non-interest income increased $29.7 million compared to the fourth quarter of 1998 and $136.9 million compared to the first quarter of 1998. First quarter 1999 revenue, defined as managed net interest income and non-interest income, rose to $873 million, as compared to $771 million in the fourth quarter of 1998 and $637 million in the first quarter of 1998. This growth reflects increased fees (including annual membership, interchange and overlimit fees) on the Company's customized products and strategic cross-sell initiatives.

  The Company's managed net charge-off rate decreased to 3.93% for the first quarter of 1999, compared to 4.51% for the fourth quarter of 1998 and 6.04% for the comparable period in the prior year. This decline
---------------------
 * MasterCard and Visa are registered trademarks of MasterCard International Incorporated and VISA USA, Inc., respectively.

represented the sixth consecutive quarter of decreased net charge-off rates and is the lowest in the past three years. The Company's managed delinquency rate (30+ days) decreased to 4.56 percent as of March 31, 1999, compared with 4.70 percent as of December 31, 1998 and 5.75 percent as of March 31, 1998

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The following table sets forth selected consolidated financial data for the Company as of the dates or for the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, the detailed information and financial statements included in the documents incorporated herein by reference. See "Where You Can Find More Information" on page S-8.

  The Company periodically securitizes and sells consumer loan receivables to provide funds for operations and to improve liquidity. The effect of these transactions is to remove these consumer loans from the Company's balance sheet. The Company records gains or losses on the securitization of consumer loan receivables based on the estimated fair value of the assets sold and retained and liabilities incurred in the sale. The information in the following table under "Managed Loan Data" includes receivables sold in credit card securitization transactions and the Company's on-balance sheet loan portfolio.

                                      At or for
                                      the Three
                                       Months          At or for the Year
                                   Ended March 31,     Ended December 31,
                                   ----------------  -------------------------
                                    1999     1998     1998     1997     1996
                                   -------  -------  -------  -------  -------
                                    (Dollars in millions except per share
                                                  amounts)
Income Statement Data:
Interest income..................  $   353  $   258  $ 1,112  $   718  $   660
Interest expense.................      120       93      417      335      295
                                   -------  -------  -------  -------  -------
Net interest income..............      233      165      695      383      365
Provision for loan losses........       75       86      267      263      167
                                   -------  -------  -------  -------  -------
Net interest income after
 provision for loan losses.......      158       79      428      120      198
Non-interest income..............      525      316    1,488    1,069      763
Non-interest expense.............      550      289    1,472      884      713
                                   -------  -------  -------  -------  -------
Income before income taxes.......      133      106      444      305      248
Income taxes.....................       51       40      169      116       93
                                   -------  -------  -------  -------  -------
Net income.......................  $    82  $    66  $   275  $   189  $   155
                                   =======  =======  =======  =======  =======
Diluted earnings per share.......  $  1.18  $   .96  $  3.96  $  2.80  $  2.32
Dividends paid per share.........      .08      .08      .32      .32      .32

Balance Sheet Statistics (period-
 end):
Consumer loans...................  $ 7,246  $ 4,748  $ 6,157  $ 4,862  $ 4,344
Allowance for loan losses........     (251)    (213)    (231)    (183)    (119)
Cash and cash equivalents........       47      142      300      238      529
Securities available for sale....    1,770    1,513    1,797    1,243      878
Total assets.....................   10,152    7,224    9,419    7,078    6,467
Deposits.........................    2,204    1,161    2,000    1,314      943
Other borrowings.................    5,781    4,488    5,384    4,429    4,525
Stockholder's equity.............    1,319      988    1,270      893      740

                                     At or for
                                     the Three
                                      Months          At or for the Year
                                  Ended March 31,     Ended December 31,
                                  ----------------  -------------------------
                                   (Dollars in millions except per share
                                                 amounts)
Managed Loan Data:
Total loans (average)............ $17,436  $14,097  $15,210  $13,007  $11,268
Interest income..................     746      615    2,584    2,046    1,663
Period-end loans.................  17,444   14,002   17,395   14,231   12,803
Total accounts (000's) (period-
 end)............................  18,022   12,674   16,706   11,747    8,586
Yield............................   17.11%   17.45%   16.99%   15.73%   14.76%
Delinquency rate (1)(2)..........    4.56     5.75     4.70     6.20     6.24
Net charge-off rate (1)(3).......    3.93     6.04     5.33     6.59     4.24
Selected Financial Ratios:
Return on average equity.........   25.32%   27.66%   25.30%    2.98%   22.94%
Return on average assets.........    1.59     1.56     3.30     2.88     2.79
Net interest margin--managed.....   10.59    10.40     9.95     8.86     8.16
Ratio of earnings to fixed
 charges (including interest on
 deposits).......................    2.08     2.11     2.04     1.89     1.83
Ratio of earnings to fixed
 charges (excluding interest on
 deposits).......................    2.34     2.30     2.24     2.01     2.02

Company Consolidated Capital
 Ratios(4):
Capital to managed assets........    6.98%    6.59%    6.64%    6.03%    4.96%

--------
(1) In the fourth quarter of 1997, the Company modified its methodology for charging off credit card loans (net of any collateral) to 180 days past-due, from the prior practice of charging off loans during the next billing cycle after becoming 180 days past-due. At this time the Company also recognized the estimated uncollected portion of finance charge and fee income receivables, which decreased loans and pre-tax income. The delinquency rate, without the modification in charge-off policy and finance charge and fee income recognition, would have been 6.97%. The net charge-off rate, without the modification in charge-off policy, would have been 6.22%.
(2) Delinquencies represent loans which were 30 days or more past-due at period end as a percentage of managed receivables.
(3) Net charge-offs reflect actual principal amounts charged off less recoveries as a percentage of average receivables for the period.
(4) The Bank and the Savings Bank had the following capital ratios in 1998, 1997 and 1996:

                                             Bank             Savings Bank
                                       -------------------  -------------------
                                       1998   1997   1996   1998   1997   1996
                                       -----  -----  -----  -----  -----  -----
Tier 1 risk-based capital ratio....... 11.38% 10.49% 11.61%  9.46% 11.26%  9.18%
Total risk-based capital ratio........ 13.88  13.26  12.87  13.87  17.91  16.29
Tier 1 leverage ratio................. 10.24  10.75   9.04   9.46  11.26   9.18

                                USE OF PROCEEDS

  The Company intends to use the net proceeds from the sale of the Notes for general corporate purposes, which may include possible acquisitions, investments in securities and the purchase of real property for use in the Company's business and the reduction of debt of, and investments in, or extensions of credit to, the Company's subsidiaries.

                                 CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company and its subsidiaries at March 31, 1999 and as adjusted as of such date to give effect to the issuance of the Notes offered hereby, after deduction of underwriting discounts and estimated expenses of the offering and the application of the net proceeds therefrom. This table should be read in conjunction with the Company's consolidated financial statements and the notes thereto incorporated by reference herein. See "Where You Can Find More Information" on page S-7.

                                                           March 31, 1999
                                                        ----------------------
                                                                        As
                                                          Actual     Adjusted
                                                        ----------  ----------
                                                           (in thousands)
Debt:
Interest-bearing deposits.............................. $2,204,162  $2,204,162
Other borrowings.......................................  1,171,440   1,171,440
Senior notes...........................................  4,610,049   4,610,049
Notes offered hereby...................................         --     225,000
                                                        ----------  ----------
Total debt(1)..........................................  7,985,651   8,210,651
                                                        ----------  ----------
Guaranteed preferred beneficial interests in Capital
 One Bank's floating rate junior subordinated capital
 income securities.....................................     97,984      97,984

Stockholders' Equity:
Common stock, par value $.01 per share; authorized
 300,000,000 shares, 66,556,792 issued.................        666         666
Paid-in capital, net...................................    606,929     606,929
Retained earnings......................................    757,084     757,084
Cumulative other comprehensive income..................     22,541      22,541
Less: Treasury stock, at cost, 801,412 shares..........    (68,008)    (68,008)
                                                        ----------  ----------
Total stockholders' equity.............................  1,319,212   1,319,212
                                                        ----------  ----------
Total capitalization................................... $9,402,847  $9,627,847
                                                        ==========  ==========

--------
(1) The Company obtains funding from a number of sources. As of March 31, 1999, these sources included securitizations, wholesale deposits in amounts of $100,000 or more, overnight and term federal funds borrowings, medium-term bank notes and bank deposit notes, retail deposits and stockholders' equity.

                              DESCRIPTION OF NOTES

  The following description of the particular terms of the Notes offered hereby supplements, and to the extent inconsistent therewith modifies, the description of the general terms and provisions of Senior Debt Securities set forth in the accompanying Prospectus, to which description reference is hereby made. The following description is qualified in its entirety by reference to the provisions of the Senior Indenture (as defined below). Capitalized terms not defined herein have the meanings assigned to such terms in the accompanying Prospectus or in the Senior Indenture.

General

  The Notes offered hereby constitute a series of Senior Debt Securities described in the accompanying Prospectus to be issued under the Indenture, dated as of November 1, 1996 (the "Senior Indenture"), between the Company and Harris Trust and Savings Bank, as Trustee (the "Senior Trustee"). The Notes will be limited to $225,000,000 aggregate principal amount, will be direct, unsecured obligations of the Company and will mature on May 1, 2006.

  The Notes will bear interest at the rate per annum shown on the cover page of this Prospectus Supplement, payable semiannually in arrears on each May 1 and November 1, beginning November 1, 1999, to the persons in whose names the Notes are registered at the close of business on the April 15 or October 15, as the case may be, next preceding such May 1 and November 1.

  The Notes do not provide for any sinking fund and may not be redeemed prior to maturity.

Book Entry Form

  The Notes will be issued in the form of one or more fully registered permanent Global Securities registered in the name of a nominee of the Depositary as described under "Description of Debt Securities--Global Debt Securities" in the accompanying Prospectus. The Depositary has advised the Company as follows: it is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary holds securities that its participants ("Participants") deposit with it. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. The Depositary is owned by a number of its direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others such as securities brokers and dealers, and banks and trust companies that clear through or maintain a custodial relationship with a direct Participant, either directly or indirectly. The rules applicable to the Depositary and its Participants are on file with the Securities and Exchange Commission.

  Upon the issuance of the Global Securities evidencing the Notes, the Depository will credit, on its book entry registration and transfer system, the respective principal amounts of the Notes evidenced thereby to the accounts of Participants. The accounts to be credited shall be designated by the Underwriters. Ownership of beneficial interests in the Global Securities will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in the Global Securities will be shown on, and the transfer of those ownership interests may be effected only through, records maintained by the Depositary or its nominee (with respect to Participants) and the records of Participants (with respect to persons who hold their interests through Participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability of Holders to transfer beneficial interests in the Notes to certain purchasers.

  So long as the Depositary, or its nominee, is the registered holder of the Global Securities, the Depositary or its nominee will be considered the sole owner or holder of the Notes represented by such Global Securities for all purposes under the Senior Indenture. Except as set forth below, owners of beneficial interests in the Global Securities will not be entitled to have Notes represented by such Global Securities registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form, and will not be considered the owners or holders thereof for any purpose under the Senior Indenture. Accordingly, each person owning a beneficial interest in the Global Securities must rely on the procedures of the Depositary and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a Holder under the Senior Indenture. Under existing industry practices, in the event that the Company requests any action of Holders or that an owner of a beneficial interest in the Global Securities desires to give any consent or take any action under the Senior Indenture, the Depositary would authorize the Participants holding the relevant beneficial interests to give or take such action or consent, and such Participants would authorize beneficial owners owning through such Participants to give or take such action or consent or would otherwise act upon the instructions of beneficial owners owning through them.

  Payment of principal and interest on Notes registered in the name of or held by the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as registered holder of the Global Securities representing the Notes. None of the Company, the Senior Trustee, any Paying Agent nor the Security Registrar for the Notes will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Securities or maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  The Company has been advised by the Depositary that upon receipt of any payment of principal or interest in respect of the Global Securities, the Depositary will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Securities as shown on the records of the Depositary or its nominee. Payments by Participants to owners of beneficial interests in the Global Securities held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participants.

  If the Depositary is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days, or an Event of Default has occurred and is continuing, the Company will issue Notes in definitive form in exchange for such Global Securities. In addition, the Company may at any time and in its sole discretion determine not to have the Notes represented by the Global Securities and, in such event, will issue Notes in definitive form in exchange for the Global Securities.

Defeasance and Discharge

  The defeasance provisions of the Senior Indenture described under "Description of Debt Securities--Defeasance and Covenant Defeasance" in the accompanying Prospectus will apply to the Notes.

Same-Day Settlement and Payment

  Settlement by purchasers of the Notes will be made in immediately available funds. All payments by the Company to the Depositary of principal and interest will be made in immediately available funds.

  So long as any Notes are represented by Global Securities registered in the name of the Depositary or its nominee, such Notes will trade in the Depositary's Same-Day Funds Settlement System and secondary market trading in such Notes will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

Trustee

  Harris Trust and Savings Bank will serve as the Senior Trustee with respect to the Notes.

                                  UNDERWRITING

  We and the Underwriters have entered into an Underwriting Agreement relating to the offering and sale of the Notes (the "Underwriting Agreement"). In the Underwriting Agreement, we have agreed to sell to each Underwriter, and each Underwriter has agreed to purchase from us, the principal amount of Notes that appears opposite its name in the table below:

                                                                    Principal
                                                                      Amount
                              Underwriter                          ------------
     Chase Securities Inc......................................... $140,625,000
     Donaldson, Lufkin & Jenrette Securities Corporation..........   28,125,000
     J.P. Morgan Securities Inc...................................   28,125,000
     Salomon Smith Barney Inc.....................................   28,125,000
                                                                   ------------
     Total........................................................ $225,000,000
                                                                   ============

  The obligations of the Underwriters under the Underwriting Agreement, including their agreement to purchase Notes from us, are several and not joint. Those obligations are also subject to certain conditions in the Underwriting Agreement being satisfied. The Underwriters have agreed to purchase all of the Notes if any of them are purchased.

  The Underwriters have advised us that they propose to offer the Notes to the public from time to time in negotiated transactions at prices based upon prevailing market prices at the time of sale. In connection with the sale of any Notes, the Underwriters may be deemed to have received compensation from us equal to the difference between the amount received by the Underwriters in such sale and the price at which the Underwriters purchased the Notes from us. In addition, the Underwriters may sell Notes to or through certain dealers, and those dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Underwriters or from any purchasers of Notes for whom they may act as agent (which may be in excess of customary compensation).

  In the Underwriting Agreement, we have agreed that:

  . we will pay our expenses related to offering the Notes, which we estimate will be $150,000; and

  . we will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

  The Notes are a new issue of securities, and there is currently no established trading market for the Notes. In addition, we do not intend to apply for the Notes to be listed on any securities exchange or to arrange for the Notes to be quoted on any quotation system. The Underwriters have advised us that they intend to make a market in the Notes, but they are not obligated to do so. The Underwriters may discontinue any market making in the Notes at any time in their sole discretion. Accordingly, we cannot assure you that a liquid trading market will develop for the Notes, that you will be able to sell your Notes at a particular time or that the prices that you receive when you sell will be favorable.

  In connection with the offering of the Notes, the Underwriters may engage in overallotment and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934. Overallotment involves sales in excess of the offering size, which creates a short position for the Underwriters. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions. Syndicate covering transactions may cause the price of the Notes to be higher than it would otherwise be in the absence of those transactions. If the Underwriters engage in syndicate covering transactions, they may discontinue them at any time.

  In the ordinary course of their respective businesses, affiliates of certain of the Underwriters have engaged and may in the future engage in commercial banking and investment banking transactions with the Company.

                      WHERE YOU CAN FIND MORE INFORMATION

  This Prospectus Supplement and the Prospectus are part of a Registration Statement we have filed with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933 with respect to the Notes being offered by this Prospectus (the "Registration Statement"). The Registration Statement, including the attached exhibits and schedules, contains additional relevant information about us and the securities described in the Prospectus and the Prospectus Supplement. The SEC's rules and regulations allow us to omit certain information included in the Registration Statement from the Prospectus and this Prospectus Supplement. The Registration Statement may be inspected by anyone without charge at the SEC's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549.

  In addition, we file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the following SEC locations:

Public Reference Room   New York Regional Office Chicago Regional Office
450 Fifth Street, N.W.  7 World Trade Center     Citicorp Center
Room 1024               Suite 1300               500 West Madison Street
Washington, D.C. 20549  New York, New York 10048 Chicago, Illinois 60661-2551

  You may also obtain copies of this information by mail from the SEC's Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at rates determined by the SEC. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330.

  You can also inspect reports, proxy statements and other information that we have filed electronically with the SEC at the SEC's web site at http://www.sec.gov. These documents can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

  The SEC allows us to "incorporate by reference" information into the Prospectus and this Prospectus Supplement. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of the Prospectus and this Prospectus Supplement, except for any information that is superseded by information that is included directly in this document.

  This Prospectus Supplement incorporates by reference the documents listed below that we have previously filed with the SEC. They contain important information about us and our financial condition.

       Company Filings              Period
       Annual Report on Form 10-K   Year ended December 31, 1998
       Current Reports on Form 8-K  Filed: January 19, 1999
                                    April 15, 1999

  We also incorporate by reference additional documents that we may file with the SEC after the date of this Prospectus Supplement. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

  Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this Prospectus Supplement. You can obtain documents incorporated by reference in this Prospectus Supplement by requesting them in writing or by telephone from us at the following address:

                       Capital One Financial Corporation
                         Investor Relations Department
                            2980 Fairview Park Drive
                          Falls Church, Virginia 22042
                           Telephone: (703) 205-1000

                               VALIDITY OF NOTES

  The validity of the Notes will be passed upon for the Company by John G. Finneran, Jr., Esq., Senior Vice President, General Counsel and Corporate Secretary of the Company, and for the Underwriters by Simpson Thacher & Bartlett, New York, New York. As of March 31, 1999, Mr. Finneran owned approximately 6,357 shares of Common Stock of the Company and held options to purchase 112,857 shares of Common Stock issued under the Company's 1994 Stock Incentive Plan.

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                        [Capital One Logo appears here]